Exhibit 99.1

For investor and media inquiries, please contact:

In China:

Jeffrey Wang

Youdao, Inc.

Tel: +86-10-8255-8963

E-mail: IR@rd.netease.com

The Piacente Group, Inc.

Emilie Wu

Tel: +86-21-6039-8363

E-mail: youdao@thepiacentegroup.com

In the United States:

The Piacente Group, Inc.

Brandi Piacente

Tel: +1-212-481-2050

E-mail: youdao@thepiacentegroup.com

Youdao Reports Fourth Quarter and Fiscal Year 2020 Unaudited Financial Results

Hangzhou, China – February 25, 2021 – Youdao, Inc. (“Youdao” or the “Company”) (NYSE: DAO), a leading intelligent learning company in China, today announced its unaudited financial results for the fourth quarter and fiscal year ended December 31, 2020.

Fourth Quarter 2020 Financial Highlights

●	Total net revenues were RMB1.1 billion (US$169.6 million), representing a 169.7% increase from the same period in 2019.

o	Net revenues from learning services were RMB731.6 million (US$112.1 million), representing a 198.8% increase from the same period in 2019.

o	Net revenues from learning products were RMB237.3 million (US$36.4 million), representing a 253.8% increase from the same period in 2019.

o	Net revenues from online marketing services were RMB137.8 million (US$21.1 million), representing a 39.9% increase from the same period in 2019.

●	Gross billings of online courses[1] increased by 222.8% year-over-year to RMB1.1 billion (US$171.5 million) and gross billings of Youdao Premium Courses[2] increased by 268.8% year-over-year to RMB1.0 billion (US$158.8 million).

●	Gross margin was 47.5%, compared with 29.8% for the same period in 2019.

●	Deferred revenue from online courses was RMB1.4 billion (US$207.8 million), compared with RMB407.9 million as of December 31, 2019.

____________________

1 Gross billings is a non-GAAP financial measure. Gross billings for a specific period refers to the total amount of consideration for Youdao’s online courses sold on Youdao Premium Courses, NetEase Cloud Classroom and China University MOOC, net of the total amount of refunds, in such period. See "Non-GAAP Measures" and "Unaudited Reconciliation of GAAP and non-GAAP Results" at the end of this press release.

2 Youdao Premium Courses are Youdao’s flagship online learning offerings primarily focused on K-12 students, covering a wide spectrum of subject matters, learning goals and areas of interest.

Fourth Quarter 2020 Key Operating and Financial Data

	For the three months ended December 31
(in millions, RMB)	2019	2020	% of Change
Gross billings of online courses	346.7	1,119.3	222.8%
Gross billings of Youdao Premium Courses	281.0	1,036.4	268.8%
Paid student enrollments of Youdao Premium Courses (in thousands)	258.3	796.2	208.2%
K-12 paid student enrollments	161.1	659.2	309.3%
Adult paid student enrollments	97.2	137.0	40.8%
Gross billings per paid student enrollment of Youdao Premium Courses (in RMB)	1,088	1,302	19.7%

Fiscal Year 2020 Financial Highlights

●	Total net revenues were RMB3.2 billion (US$485.4 million), representing a 142.7% increase from 2019.

o	Net revenues from learning services were RMB2.2 billion (US$330.2 million), representing a 207.9% increase from 2019.

o	Net revenues from learning products were RMB540.0 million (US$82.8 million), representing a 255.1% increase from 2019.

o	Net revenues from online marketing services were RMB472.9 million (US$72.5 million), representing a 4.4% increase from 2019.

●	Gross billings of online courses increased by 233.7% year-over-year to RMB3.1 billion (US$480.5 million) and gross billings of Youdao Premium Courses increased by 275.9% year-over-year to RMB2.8 billion (US$431.7 million).

●	Gross margin was 45.9%, compared with 28.4% for 2019.

Fiscal Year 2020 Key Operating and Financial Data

	For the year ended December 31
(in millions, RMB)	2019	2020	% of Change
Gross billings of online courses	939.5	3,135.4	233.7%
Gross billings of Youdao Premium Courses	749.4	2,816.8	275.9%
Paid student enrollments of Youdao Premium Courses (in thousands)	833.4	2,096.9	151.6%
K-12 paid student enrollments	358.8	1,639.6	357.0%
Adult paid student enrollments	474.6	457.3	-3.6%
Gross billings per paid student enrollment of Youdao Premium Courses (in RMB)	899	1,343	49.4%

“2020 was a banner year for Youdao. We made great financial and operational strides across our business, closing the year with excellent top line growth and positive operating cash flow in Q1, Q2 and Q4,” said Dr. Feng Zhou, Chief Executive Officer and Director of Youdao. “Our learning services and learning products segments prospered in the fourth quarter, led by our robust K-12 segment. Total gross billings of online courses climbed to RMB1.1 billion in the fourth quarter, up by 223% year-over-year and 17% quarter-over-quarter. We also introduced our Youdao Dictionary Pen 3.0, driving our total learning products sales to RMB237.3 million in the fourth quarter, up by 254% year-over-year.

“Retention rates remain strong. We continue to invest in our business and make great endeavors to drive sustainable and healthy growth. As we move into 2021, we will continue to refine the content of our online courses, upgrade our online learning products, and offer better and more comprehensive user experiences for our customers,” Dr. Zhou concluded.

Fourth Quarter 2020 Financial Results

Net Revenues

Net revenues for the fourth quarter of 2020 were RMB1.1 billion (US$169.6 million), representing a 169.7% increase from RMB410.4 million for the same period of 2019.

Net revenues from learning services were RMB731.6 million (US$112.1 million) for the fourth quarter of 2020, representing a 198.8% increase from RMB244.8 million for the same period of 2019. The year-over-year growth from learning services was primarily attributable to the increased revenues generated from online courses, which were further driven by a substantial increase in both the paid student enrollments for K-12 courses of Youdao Premium Courses and gross billings per paid student enrollment of Youdao Premium Courses. The paid student enrollments for K-12 courses of Youdao Premium Courses increased by 309.3% year-over-year to 659,200 in the fourth quarter of 2020. Gross billings per paid student enrollment of Youdao Premium Courses increased by 19.7% year-over-year to RMB1,302 in the fourth quarter of 2020.

Net revenues from learning products were RMB237.3 million (US$36.4 million) for the fourth quarter of 2020, a 253.8% increase from RMB67.1 million for the same period in 2019, which was primarily driven by the substantially increased sales volume of Youdao Dictionary Pen.

Net revenues from online marketing services were RMB137.8 million (US$21.1 million) for the fourth quarter of 2020, representing a 39.9% increase from RMB98.5 million for the same period in 2019. The year-over-year increase in revenues from online marketing services was attributable to the increase in performance-based advertisement through third parties’ internet properties.

Gross Profit and Gross Margin

Gross profit for the fourth quarter of 2020 was RMB525.5 million (US$80.5 million), representing a 329.2% increase from RMB122.4 million for the same period of 2019. Gross margin increased to 47.5% for the fourth quarter of 2020 from 29.8% for the same period of 2019.

Gross margin for learning services increased to 53.9% for the fourth quarter of 2020 from 30.0% for the same period of 2019. The increase was due to improved economies of scale and the continuous optimization of Youdao’s faculty compensation structure.

Gross margin for learning products increased to 39.5% for the fourth quarter of 2020 from 26.7% for the same period of 2019. The improvement was mainly attributable to the substantially increased sales volume of Youdao Dictionary Pen, which carry a higher gross margin profile than other learning products.

Gross margin for online marketing services was 26.9% for the fourth quarter of 2020, compared with 31.6% for the same period of 2019. The decrease was mainly attributable to the increase in performance-based advertisements through third parties’ internet properties, which typically have a lower gross margin profile.

Operating Expenses

Total operating expenses for the fourth quarter of 2020 were RMB978.2 million (US$149.9 million), representing an increase of 199.7%, compared with RMB326.5 million for the same period of last year.

Sales and marketing expenses for the fourth quarter of 2020 were RMB804.8 million (US$123.3 million), representing an increase of 291.1%, compared with RMB205.8 million for the same period of 2019. This increase was mainly driven by intensified sales and marketing efforts associated with student acquisition and branding enhancement, as well as increased compensation expenses incurred due to the expansion of the sales and marketing team for Youdao’s online courses.

Research and development expenses for the fourth quarter of 2020 were RMB128.1 million (US$19.6 million), representing an increase of 43.5%, compared with RMB89.3 million for the same period of 2019. The increase was primarily due to increased payroll-related expenses including share-based compensation expenses associated with an increased number of course development and technology professionals, as well as increased server and technical expenses due to the increased scale of online courses.

General and administrative expenses for the fourth quarter of 2020 were RMB45.4 million (US$7.0 million), representing an increase of 44.4%, compared with RMB31.4 million for the same period of 2019. The increase was mainly attributable to the increase in employee headcount and related expenses in the fourth quarter of 2020.

Loss from Operations

Loss from operations for the fourth quarter of 2020 was RMB452.8 million (US$69.4 million), compared with RMB204.0 million for the same period in 2019. The margin of loss from operations was 40.9%, compared with 49.7% for the same period of last year.

Net Loss Attributable to Youdao’s Ordinary Shareholders

Net loss attributable to Youdao’s ordinary shareholders for the fourth quarter of 2020 was RMB447.8 million (US$68.6 million), compared with RMB205.7 million for the same period of last year. Non-GAAP net loss attributable to Youdao’s ordinary shareholders for the fourth quarter of 2020 was RMB433.1 million (US$66.4 million), compared with RMB186.1 million for the same period of last year.

Basic and diluted net loss per American Depositary Share (“ADS”) attributable to ordinary shareholders for the fourth quarter of 2020 was RMB3.93 (US$0.60), compared with RMB1.95 for the same period of 2019. Non-GAAP basic and diluted net loss per ADS attributable to ordinary shareholders was RMB3.80 (US$0.58), compared with RMB1.76 for the same period of 2019.

Balance Sheet

As of December 31, 2020, Youdao’s cash, cash equivalents, time deposits and short-term investments totaled RMB1.2 billion (US$183.1 million), compared with RMB1.6 billion as of December 31, 2019. For the fourth quarter of 2020, net cash provided by operating activities was RMB129.2 million (US$19.8 million), capital expenditures totaled RMB15.9 million (US$2.4 million), and depreciation and amortization expenses amounted to RMB4.8 million (US$0.7 million).

As of December 31, 2020, the Company’s contract liabilities, which mainly consisted of deferred revenues generated from Youdao’s online courses, were RMB1.4 billion (US$220.8 million), representing an increase of 215.3% from RMB456.8 million as of December 31, 2019.

Fiscal Year 2020 Financial Results

Net Revenues

Net revenues for 2020 were RMB3.2 billion (US$485.4 million), representing a 142.7% increase from RMB1.3 billion for 2019.

Net revenues from learning services were RMB2.2 billion (US$330.2 million) for 2020, representing a 207.9% increase from RMB699.8 million for 2019. The increase was primarily attributable to the increased revenues generated from online courses, which were further driven by a substantial increase in both the paid student enrollments for K-12 courses of Youdao Premium Courses and gross billings per paid student enrollment of Youdao Premium Courses. The paid student enrollments for K-12 courses of Youdao Premium Courses increased by 357.0% year-over-year to 1.6 million in 2020. Gross billings per paid student enrollment of Youdao Premium Courses increased by 49.4% year-over-year to RMB1,343 in 2020.

Net revenues from learning products were RMB540.0 million (US$82.8 million) for 2020, representing a 255.1% increase from RMB152.0 million for 2019. The increase was primarily attributable to the significant increase in sales volume of Youdao Dictionary Pen due to its growing popularity.

Net revenues from online marketing services were RMB472.9 million (US$72.5 million) for 2020, representing a 4.4% increase from RMB453.0 million for 2019.

Gross Profit and Gross Margin

Gross profit for 2020 was RMB1.5 billion (US$222.9 million), compared with RMB370.6 million for 2019. Gross margin for 2020 was 45.9%, compared with 28.4% for 2019.

Gross margin for learning services increased to 53.1% for 2020 from 26.7% for 2019, primarily attributable to improved economies of scale and faculty compensation structure optimization.

Gross margin for learning products increased to 34.1% for 2020 from 29.2% for 2019, primarily attributable to more revenue arising from the sales of Youdao Dictionary Pen, which carried a higher gross margin profile than other products.

Gross margin for online marketing services was 26.6% for 2020, compared with 30.8% for 2019. The decrease was mainly attributable to the distribution of advertisements through third parties’ internet properties, which had a lower gross margin than last year.

Operating Expenses

Total operating expenses for 2020 were RMB3.3 billion (US$499.6 million), compared with RMB971.5 million for 2019.

Sales and marketing expenses for 2020 were RMB2.7 billion (US$413.3 million), compared with RMB622.9 million for 2019. The increase was mainly driven by intensified sales and marketing efforts associated with student acquisition and branding enhancement, as well as increased compensation expenses incurred by the expansion of the sales and marketing team for Youdao’s online courses.

Research and development expenses for 2020 were RMB424.6 million (US$65.1 million), an increase of 54.2%, compared with RMB275.4 million for 2019. The increase was primarily due to increased payroll-related expenses including share-based compensation expenses, as well as rental and facility expenses associated with an increased number of course development and technology professionals.

General and administrative expenses for 2020 increased to RMB138.5 million (US$21.2 million) from RMB73.3 million for 2019. The increase was mainly attributable to increased payroll-related expenses, fees paid to third-party professional service providers and increased credit losses allowance on accounts receivable.

Loss from Operations

Loss from operations for 2020 was RMB1.8 billion (US$276.7 million), compared with RMB600.9 million for 2019. The margin of loss from operations was 57.0%, compared with 46.1% for 2019.

Net Loss Attributable to Youdao’s Ordinary Shareholders

Net loss attributable to Youdao’s ordinary shareholders for 2020 was RMB1.8 billion (US$268.6 million), compared with RMB637.4 million for 2019. Non-GAAP net loss attributable to Youdao’s ordinary shareholders for 2020 was RMB1.7 billion (US$262.3 million), compared with RMB612.3 million for 2019.

Basic and diluted net loss per ADS attributable to ordinary shareholders for 2020 was RMB15.53 (US$2.38), compared with RMB6.68 for 2019. Non-GAAP basic and diluted net loss per ADS attributable to ordinary shareholders was RMB15.16 (US$2.32), compared with RMB6.42 for 2019.

Operating Cash Flow

For 2020, net cash used in operating activities was RMB321.6 million (US$49.3 million), capital expenditures totaled RMB36.9 million (US$5.6 million), and depreciation and amortization expenses amounted to RMB16.1 million (US$2.5 million).

Completion of public offering of ADSs

The Company completed a public offering of 7,000,000 ADSs with a total net proceeds of approximately US$232 million after deducting the underwriter commissions and relevant offering expenses in February 2021.

Change in Segment Reporting

To better reflect management’s perspective and match the segment presentation with recent business developments, the Company changed its segment disclosure to separately report the results of its learning products business. As a result, since the fourth quarter of 2020 the Company has reported the following segments: learning services, learning products and online marketing services. The Company has retrospectively revised prior period segment information to conform to current period presentation. This change in segment reporting aligns with the manner in which the Company’s chief operating decision maker (“CODM”) currently receives and uses financial information to allocate resources and evaluate the performance of the Company’s reporting segments.

Notes to Unaudited Financial Information

The unaudited financial information disclosed in this press release is preliminary. The audit of the financial statements and related notes to be included in the Company’s annual report on Form 20-F for the year ended December 31, 2020 is still in progress. In addition, because an audit of the Company’s internal controls over financial reporting in connection with section 404 of the Sarbanes-Oxley Act of 2002 has not yet been completed, the Company makes no representation as to the effectiveness of those internal controls as of the end of fiscal year 2020.

Adjustments to the financial statements may be identified when the audit work is completed, which could result in differences between the Company’s audited financial statements and this preliminary unaudited financial information.

Conference Call

Youdao’s management team will host a teleconference call with simultaneous webcast at 6:00 a.m. Eastern Time on Thursday, February 25, 2021 (Beijing/Hong Kong Time: 7:00 p.m., Thursday, February 25, 2021). Youdao’s management will be on the call to discuss the financial results and answer questions.

Dial-in details for the earnings conference call are as follows:

United States (toll free):	+1-888-346-8982
International:	+1-412-902-4272
Mainland China (toll free):	400-120-1203
Hong Kong (toll free):	800-905-945
Hong Kong:	+852-3018-4992
Conference ID:	10151994

A live and archived webcast of the conference call will be available on the Company’s investor relations website at http://ir.youdao.com.

A replay of the conference call will be accessible by phone one hour after the conclusion of the live call at the following numbers, until March 4, 2021:

United States:	+1-877-344-7529
International:	+1-412-317-0088
Replay Access Code:	10151994

About Youdao, Inc.

Youdao, Inc. (NYSE: DAO) is a leading intelligent learning company in China dedicated to developing and using technologies to provide learning content, applications and solutions to users of all ages. Building on the popularity of its online knowledge tools such as Youdao Dictionary and Youdao Translation, Youdao now offers online courses covering a wide spectrum of age groups, subject matters, learning goals and areas of interest. In addition, Youdao has developed a variety of interactive learning apps and smart learning devices. Youdao was founded in 2006 as part of NetEase, Inc. (NASDAQ: NTES; HKEX: 9999), a leading internet technology company in China.

For more information, please visit: http://ir.youdao.com.

Non-GAAP Measures

Youdao considers and uses non-GAAP financial measures, such as gross billings and non-GAAP net income/(loss) attributable to the Company’s ordinary shareholders and non-GAAP basic and diluted earnings/(loss) per ADS, as supplemental metrics in reviewing and assessing its operating performance and formulating its business plan. The presentation of non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

Youdao defines gross billings for a specific period as the total amount of consideration for online courses sold on Youdao Premium Courses, NetEase Cloud Classroom and China University MOOC, net of the total amount of refunds, in such period. The management uses gross billings as a performance measurement because the Company generally bills students for the entire course tuition at the time of sale of the courses and recognizes revenue proportionally over an average of the learning periods of different online courses. Youdao defines non-GAAP net income/(loss) attributable to the Company’s ordinary shareholders as net income/(loss) attributable to the Company’s ordinary shareholders excluding share-based compensation expenses. Non-GAAP net income/(loss) attributable to the Company’s shareholders enables Youdao’s management to assess its operating results without considering the impact of share-based compensation expenses, which are non-cash charges. Youdao believes that these non-GAAP financial measures provide useful information to investors in understanding and evaluating the Company’s current operating performance and prospects in the same manner as management does, if they so choose.

Non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. Non-GAAP financial measures have limitations as analytical tools, which possibly does not reflect all items of expense that affect our operations. Share-based compensation expenses have been and may continue to be incurred in our business and are not reflected in the presentation of non-GAAP net income/(loss) attributable to the Company’s ordinary shareholders. In addition, the non-GAAP financial measures Youdao uses may differ from the non-GAAP measures uses by other companies, including peer companies, and therefore their comparability may be limited.

The presentation of these non-GAAP financial measures is not intended to be considered in isolation from or as a substitute for the financial information prepared and presented in accordance with GAAP. For more information on these non-GAAP financial measures, please see the table captioned “Unaudited Reconciliation of GAAP and non-GAAP Results” set forth at the end of this release.

The accompanying tables have more details on the reconciliations between our GAAP financial measures that are most directly comparable to non-GAAP financial measures. Youdao encourages you to review its financial information in its entirety and not rely on a single financial measure.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars (“US$”) at specified rates solely for the convenience of the reader. Unless otherwise stated, all translations from RMB to US$ were made at the rate of RMB6.5250 to US$1.00, the exchange rate on December 31, 2020 set forth in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB or US$ amounts referred could be converted into US$ or RMB, as the case may be, at any particular rate or at all.

Safe Harbor Statement

This press release contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, and a number of factors could cause actual results to differ materially from those contained in any forward-looking statement. In some cases, forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “target,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. The Company may also make written or oral forward-looking statements in its reports filed with, or furnished to, the U.S. Securities and Exchange Commission, in its annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. Further information regarding such risks, uncertainties or factors is included in the Company’s filings with the SEC. All information provided in this press release is as of the date of this press release, and the Company does not undertake any duty to update such information, except as required under applicable law.

YOUDAO, INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(RMB and USD in thousands)

	As of December 31,	As of December 31,	As of December 31,
	2019	2020	2020
	RMB	RMB	USD (1)

Assets
Current assets:
Cash and cash equivalents	173,328	609,199	93,364
Time deposits	1,325,737	263	40
Short-term investments	121,126	584,999	89,655
Accounts receivable, net	200,675	268,830	41,200
Inventories, net	73,225	148,662	22,783
Amounts due from NetEase Group	14,930	4,081	625
Prepayment and other current assets	120,891	235,532	36,098
Total current assets	2,029,912	1,851,566	283,765

Non-current assets:
Property and equipment, net	24,551	45,636	6,994
Operating lease right-of-use assets, net	23,873	105,865	16,225
Other assets, net	8,128	67,181	10,295
Total non-current assets	56,552	218,682	33,514

Total assets	2,086,464	2,070,248	317,279

Liabilities and Shareholders' Equity/(Deficit)
Current liabilities:
Accounts payables	62,675	141,304	21,656
Payroll payable	94,488	209,603	32,123
Amounts due to NetEase Group	48,126	67,230	10,303
Contract liabilities	456,805	1,440,489	220,765
Taxes payable	25,977	54,895	8,413
Accrued liabilities and other payables	192,643	602,044	92,267
Short-term loans from NetEase Group	878,000	878,000	134,559
Total current liabilities	1,758,714	3,393,565	520,086

Non-current liabilities:
Long-term lease liabilities	21,206	79,748	12,222
Other non-current liabilities	5,517	4,043	620
Total non-current liabilities	26,723	83,791	12,842

Total liabilities	1,785,437	3,477,356	532,928

Shareholders' equity/(deficit):
Youdao's shareholders' equity/(deficit)	300,091	(1,408,105)	(215,802)
Noncontrolling interests	936	997	153
Total shareholders' equity/(deficit)	301,027	(1,407,108)	(215,649)

Total liabilities and shareholders' equity/(deficit)	2,086,464	2,070,248	317,279

Note 1:

The conversion of Renminbi (RMB) into United States dollars (USD) is based on the noon buying rate of USD1.00=RMB6.5250 on the last trading day of December (December 31, 2020) as set forth in the H.10 statistical release of the U.S. Federal Reserve Board.

YOUDAO, INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(RMB and USD in thousands, except share and per ADS data)

	Three Months Ended				Year Ended
	December 31,	September 30,	December 31,	December 31,	December 31,	December 31,
	2019	2020	2020	2020	2019	2020
	RMB	RMB	RMB	USD (1)	RMB	RMB
Net revenues:
Learning services	244,846	600,350	731,644	112,130	699,826	2,154,669
Learning products	67,067	163,106	237,315	36,370	152,044	539,962
Online marketing services	98,519	132,585	137,837	21,124	453,013	472,884
Total net revenues	410,432	896,041	1,106,796	169,624	1,304,883	3,167,515

Cost of revenues (2):	(288,002)	(484,488)	(581,327)	(89,092)	(934,261)	(1,713,229)
Gross profit	122,430	411,553	525,469	80,532	370,622	1,454,286

Operating expenses:
Sales and marketing expenses (2)	(205,773)	(1,147,927)	(804,781)	(123,338)	(622,884)	(2,697,018)
Research and development expenses (2)	(89,254)	(120,991)	(128,080)	(19,629)	(275,367)	(424,593)
General and administrative expenses (2)	(31,433)	(36,639)	(45,379)	(6,955)	(73,289)	(138,459)
Total operating expenses	(326,460)	(1,305,557)	(978,240)	(149,922)	(971,540)	(3,260,070)
Loss from operations	(204,030)	(894,004)	(452,771)	(69,390)	(600,918)	(1,805,784)

Interest (expense)/income, net	(1,736)	(1,217)	(4,173)	(640)	(18,169)	(5,691)
Others, net	2,872	17,352	9,505	1,457	20,064	61,052
Loss before tax	(202,894)	(877,869)	(447,439)	(68,573)	(599,023)	(1,750,423)

Income tax benefit/(expense)	9	(240)	(495)	(76)	(2,432)	(2,929)
Net loss	(202,885)	(878,109)	(447,934)	(68,649)	(601,455)	(1,753,352)
Net loss/(income) attributable to noncontrolling interests	887	304	180	28	(48)	563
Net loss attributable to the Company	(201,998)	(877,805)	(447,754)	(68,621)	(601,503)	(1,752,789)
Accretions of convertible redeemable preferred shares to redemption value	(3,684)	-	-	-	(35,893)	-
Net loss attributable to ordinary shareholders of the Company	(205,682)	(877,805)	(447,754)	(68,621)	(637,396)	(1,752,789)

Basic net loss per ADS	(1.95)	(7.73)	(3.93)	(0.60)	(6.68)	(15.53)
Diluted net loss per ADS	(1.95)	(7.73)	(3.93)	(0.60)	(6.68)	(15.53)

Shares used in computing basic net loss per ADS	105,671,559	113,495,422	113,898,308	113,898,308	95,445,982	112,864,452
Shares used in computing diluted net loss per ADS	105,671,559	113,495,422	113,898,308	113,898,308	95,445,982	112,864,452

Note 1:

The conversion of Renminbi (RMB) into United States dollars (USD) is based on the noon buying rate of USD1.00=RMB6.5250 on the last trading day of December (December 31, 2020) a set forth in the H.10 statistical release of the U.S. Federal Reserve Board.

Note 2:

Share-based compensation in each category:

Cost of revenues	2,960	1,665	2,016	309	4,407	5,892
Sales and marketing expenses	1,419	2,071	2,078	318	2,107	5,868
Research and development expenses	8,371	5,418	9,321	1,429	9,432	20,898
General and administrative expenses	6,826	2,917	1,262	193	9,128	8,920

YOUDAO, INC.

UNAUDITED ADDITIONAL INFORMATION

(RMB and USD in thousands)

	Three Months Ended				Year Ended
	December 31,	September 30,	December 31,	December 31,	December 31,	December 31,
	2019	2020	2020	2020	2019	2020
	RMB	RMB	RMB	USD	RMB	RMB

Net revenues
Learning services	244,846	600,350	731,644	112,130	699,826	2,154,669
Learning products	67,067	163,106	237,315	36,370	152,044	539,962
Online marketing services	98,519	132,585	137,837	21,124	453,013	472,884
Total net revenues	410,432	896,041	1,106,796	169,624	1,304,883	3,167,515

Cost of revenues
Learning services	171,502	276,568	337,033	51,653	513,060	1,010,364
Learning products	49,132	114,469	143,545	21,999	107,609	355,970
Online marketing services	67,368	93,451	100,749	15,440	313,592	346,895
Total cost of revenues	288,002	484,488	581,327	89,092	934,261	1,713,229

Gross margin
Learning services	30.0%	53.9%	53.9%	53.9%	26.7%	53.1%
Learning products	26.7%	29.8%	39.5%	39.5%	29.2%	34.1%
Online marketing services	31.6%	29.5%	26.9%	26.9%	30.8%	26.6%
Total gross margin	29.8%	45.9%	47.5%	47.5%	28.4%	45.9%

YOUDAO, INC.

UNAUDITED RECONCILIATION OF GAAP AND NON-GAAP RESULTS

(RMB and USD in thousands, except per ADS data)

	Three Months Ended				Year Ended
	December 31,	September 30,	December 31,	December 31,	December 31,	December 31,
	2019	2020	2020	2020	2019	2020
	RMB	RMB	RMB	USD	RMB	RMB

Net revenues of online courses	215,946	567,044	692,279	106,096	607,568	2,009,719
Add: value-added tax	19,627	54,083	63,356	9,710	53,178	177,474
Add: ending deferred revenue	407,861	992,393	1,356,041	207,822	407,861	1,356,041
Less: beginning deferred revenue	(296,693)	(658,052)	(992,393)	(152,091)	(129,144)	(407,861)
Non-GAAP gross billings of online courses	346,741	955,468	1,119,283	171,537	939,463	3,135,373

Net revenues of Youdao Premium Courses	164,125	496,508	617,706	94,668	471,943	1,747,941
Add: value-added tax	15,906	49,643	58,663	8,990	42,416	159,442
Add: ending deferred revenue	344,111	893,517	1,253,527	192,111	344,111	1,253,527
Less: beginning deferred revenue	(243,128)	(562,643)	(893,517)	(136,937)	(109,105)	(344,111)
Non-GAAP gross billings of Youdao Premium Courses	281,014	877,025	1,036,379	158,832	749,365	2,816,799

Net loss attributable to ordinary shareholders of the Company	(205,682)	(877,805)	(447,754)	(68,621)	(637,396)	(1,752,789)
Add: share-based compensation	19,576	12,071	14,677	2,249	25,074	41,578
Non-GAAP net loss attributable to ordinary shareholders of the Company	(186,106)	(865,734)	(433,077)	(66,372)	(612,322)	(1,711,211)

Non-GAAP basic net loss per ADS	(1.76)	(7.63)	(3.80)	(0.58)	(6.42)	(15.16)
Non-GAAP diluted net loss per ADS	(1.76)	(7.63)	(3.80)	(0.58)	(6.42)	(15.16)